

Mail Stop 4631

June 26, 2009

By U.S. Mail and Facsimile

Mr. Li Chengcheng
Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re: China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **File No. 000-23539**

Dear Mr. Chengcheng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   In future filings, please disclose selected quarterly financial data as required by Rule 302(a) of Regulation S-K.

2.   In future filings, please disclose the information required by paragraphs 36-39 of SFAS 131, as applicable.

Item 1A. Risk Factors, page 10

We are currently a defendant in a lawsuit in Hong Kong…, page 14; Legal Proceedings, page 22; Pending Litigation, page F-32

3.   In future filings, state the amount of monetary damages, including punitive damages, if any, sought by the plaintiffs in the lawsuit filed on January 14, 2009. See Item 103 of Regulation S-K and the item's instructions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, Estimates and Assumptions, page 27
Revenue and Cost Recognition, page 27

4.   We note from your disclosures on page 11 that you are suing certain of your customers for overdue payments. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered the length of your payment terms and the possibility of payment defaults in your revenue recognition policy.

Selling, General, And Administrative Costs, page 27

5.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate to include allowances for estimates losses on uncompleted contracts in your selling, general and administrative costs and what consideration you gave to including the amounts within the costs of contract revenues.

Results of Operations, page 29

6.   In future filings, please provide a more specific and comprehensive qualitative and quantitative discussion of the reasons for the significant changes in your results from period-to-period. Your discussion should include, but not be limited to, the following items:

- Disclose the number of the increase in projects and quantify the resulting increase in the amount of contract revenue generated;
- Discuss any negative factors impacting your profitability such as decreases in contract pricing or contract losses;
- Quantify the increase in costs of raw materials, project set-up costs and labor costs since these were the primary reasons for the fluctuation in cost of contract revenue;

- Quantify the significant reasons you have identified for the increase in selling, general and administrative expenses and ensure that you explain the majority of the increase or decrease in your discussion; and
- Discuss the impact of any acquisitions on your results.

We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for further guidance.

Liquidity and Capital Resources, page 30

7.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants

Financial Statements, page F-1

General

8.   Please clarify for us how you have presented the acquisition of Techwell Engineering Limited on your statement of cash flows and statement of stockholders' equity.

Note 8 – Convertible Bonds and Bond Warrants, page F-24

9.   We note your disclosure that you determined the value of the warrants and the beneficial conversion feature of your $10 million variable rate convertible bonds were $3,207,790 and $3,507,791, respectively. Please help us understand how these amounts reconcile to your disclosures on pages 20, F-26 and F-29.

10.   Please provide us with a specific and comprehensive discussion regarding how you determined that your $20 million convertible bonds did not contain a beneficial conversion feature.

11.   Please help us understand why the interest discount for your beneficial conversion feature decreased from $4,342,857 at December 31, 2007 to $1,737,143 at December 31, 2008.

12.   Please supplementally provide us with the detail of the accretion of interest discount and accrual of interest payable disclosed on page F-29.

Note 11 – Commitments and Contingencies, page F-32
B. Pending Litigation, page F-32

13.   Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the Techwell lawsuit. If a material loss is reasonably possible, provide the additional disclosures required by SAB 5:Y and SFAS 5.

14.   Please supplementally provide us, and include in future filings, a quantitative discussion of the impact of Techwell on your operations for each period presented.

Form 10-Q for the period ended March 31, 2009

Note 8- Convertible Bonds and Bond Warrants, page 18

15.   With a view towards future disclosure, please tell us how you are accounting for the reset of the conversion price of your $10 million Variable Rate Bonds.

Definitive Proxy Statement on Schedule 14A filed April 30, 2009

Information Concerning Director Nominees, page 9

16.   In future filings, specify the dates of Mr. Charles John Anderson's employment as a senior consultant with Israel Berger & Associates, LLC. See Item 401(e)(1) of Regulation S-K.

Employment Agreements, page 16

17.   Disclosures indicate that the employment agreement with Li Guoxing expired on January 1, 2009 and the employment agreements with Wang Zairong and Feng Shu expired on December 31, 2008. As appropriate, update the disclosures in future filings.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Li Chengcheng
China Architectural Engineering, Inc.
June 26, 2009
Page 6

You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief